Exhibit 21.1
Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Concert Pharmaceuticals Securities Corp.	Massachusetts
Concert Pharma U.K. Ltd	United Kingdom
Concert Pharma Ireland Limited	Ireland